Exhibit 99.8

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .---------------- 14475 CLASS A AND ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NIO Inc. (Continued and to be signed on the reverse side) 1.1 Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below. ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to www.astfinancial.com/login and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: • Go to www.astfinancial.com/login and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available.

Signature of Shareholder Date: Signature of Shareholder Date: Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 CLASS A AND ANNUAL GENERAL MEETINGOF SHAREHOLDERS OF NIO Inc. August 25, 2022 INTERNET- Access “ www.voteproxy.com ” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE- Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 10:00 AM EST on August 11, 2022. MAIL- Sign, date and mail your proxy card in the envelope provided so that your vote is received before 1 0:00 AM EST on August 11, 2022. ADD YOUR EMAIL ADDRESS ONLINE- Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” on the reverse side to receive future materials electronically when available. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. Resolution presented for consideration by the Class A and Annual General Meeting of Shareholders on August 25, 2022 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x ------------------ ---------------- 082522 COMPANY NUMBER ACCOUNT NUMBER Class A Meeting 1. As a special resolution: THAT subject to the passing of the Class-based Resolution (as defined in the Meeting Notice) at each of the class meet - ing of holders of the Class C ordinary shares with a par value of US$0.00025 each and the annual general meeting of the Company, each convened on the same date and at the same place as the Class A Meeting, the Company’s Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitu - tion in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Company’s Hong Kong listing document dated February 28, 2022, by incorporating the following requirements under the Hong Kong Listing Rules: para - graph 15 of Appendix 3 and Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24. FORAGAINSTABSTAIN 1. As an ordinary resolution: THAT the authorised but unissued 132,030,222 Class B ordinary shares of a par value of US$0.00025 each of the Company be redesignated as 132,030,222 Class A ordinary shares of a par value of US$0.00025 each of the Company, such that the authorised share capital of the Company is US$1,000,000 divided into 4,000,000,000 shares comprising of (i) 2,632,030,222 Class A ordinary shares of a par value of US$0.00025 each, (ii) 148,500,000 Class C ordinary shares of a par value of US$0.00025 each, and (iii) 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company. 2. As an ordinary resolution: to re-appoint PricewaterhouseCoopers as the auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorise the Board to fix their remuneration for the year ending December 31, 2022. 3. As a special resolution: THAT subject to the passing of the Class-based Resolution (as defined in the Meeting Notice) at each of the class meeting of holders of the Class C ordinary shares with a par value of US$0.00025 each, each and the class meeting of holders of Class A ordinary shares with a par value of US$0.00025 each convened on the same date and at the same place as the AGM, the Company’s Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Company’s Hong Kong listing document dated February 28, 2022 (the “Listing Document”), by incorporating the following requirements under the Hong Kong Listing Rules: paragraph 15 of Appendix 3 and Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24. 4. As a special resolution: THAT the Company’s Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Listing Document, by (a) incorporating the following requirements under the Hong Kong Listing Rules: (i) paragraphs 14(1), 14(2), 14(4), 17 and 20 of Appendix 3, and (ii) Rules 8A.07, 8A.26 to 8A.35 and 8A.37 to 8A.41, (b) incorporating a requirement that where a general meeting is postponed by the directors, such meeting shall be post - poned to a specific date, time and place, (c) removing the shareholding structure of Class B Ordinary Shares and provisions related to Class B Ordinary Shares, and (d) to provide flexibility to the Company in relation to the conduct of general meetings. 5. As a special resolution: THAT the Chinese name of the Company be adopted as the dual foreign name of the Company. FORAGAINSTABSTAINAnnual General Meeting

CLASS A AND ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NIO Inc.

August 25, 2022

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on August 11, 2022.

↓ Please detach along perforated line and mail in the envelope provided. ↓

082522

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS.
Resolution presented for consideration by the Class A and Annual General Meeting of Shareholders on August 25, 2022
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Class A Meeting

	FOR	AGAINST	ABSTAIN
1. As a special resolution: THAT subject to the passing of the Class-based Resolution (as defined in the Meeting Notice) at each of the class meeting of holders of the Class C ordinary shares with a par value of US$0.00025 each and the annual general meeting of the Company, each convened on the same date and at the same place as the Class A Meeting, the Company's Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Company's Hong Kong listing document dated February 28, 2022, by incorporating the following requirements under the Hong Kong Listing Rules: paragraph 15 of Appendix 3 and Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24.	☐	☐	☐

Annual General Meeting

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution: THAT the authorised but unissued 132,030,222 Class B ordinary shares of a par value of US$0.00025 each of the Company be redesignated as 132,030,222 Class A ordinary shares of a par value of US$0.00025 each of the Company, such that the authorised share capital of the Company is US$1,000,000 divided into 4,000,000,000 shares comprising of (i) 2,632,030,222 Class A ordinary shares of a par value of US$0.00025 each, (ii) 148,500,000 Class C ordinary shares of a par value of US$0.00025 each, and (iii) 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company.	☐	☐	☐
2. As an ordinary resolution: to re-appoint PricewaterhouseCoopers as the auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorise the Board to fix their remuneration for the year ending December 31, 2022.	☐	☐	☐
3. As a special resolution: THAT subject to the passing of the Class-based Resolution (as defined in the Meeting Notice) at each of the class meeting of holders of the Class C ordinary shares with a par value of US$0.00025 each, each and the class meeting of holders of Class A ordinary shares with a par value of US$0.00025 each convened on the same date and at the same place as the AGM, the Company's Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Company's Hong Kong listing document dated February 28, 2022 (the "Listing Document"), by incorporating the following requirements under the Hong Kong Listing Rules: paragraph 15 of Appendix 3 and Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24.	☐	☐	☐
4. As a special resolution: THAT the Company's Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Listing Document, by (a) incorporating the following requirements under the Hong Kong Listing Rules: (i) paragraphs 14(1), 14(2), 14(4), 17 and 20 of Appendix 3, and (ii) Rules 8A.07, 8A.26 to 8A.35 and 8A.37 to 8A.41, (b) incorporating a requirement that where a general meeting is postponed by the directors, such meeting shall be postponed to a specific date, time and place, (c) removing the shareholding structure of Class B Ordinary Shares and provisions related to Class B Ordinary Shares, and (d) to provide flexibility to the Company in relation to the conduct of general meetings.	☐	☐	☐
5. As a special resolution: THAT the Chinese name of the Company be adopted as the dual foreign name of the Company.	☐	☐	☐

Signature of Shareholder ______________ Date: ________ Signature of Shareholder ______________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.